                                                                      EXHIBIT 12

                         ANADARKO PETROLEUM CORPORATION
               CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
                    EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                       FIVE YEARS ENDED DECEMBER 31, 2002

                                             Years Ended December 31
                                    -------------------------------------------
millions except ratio amounts        2002      2001      2000     1999     1998
                                    ------    -----     ------    ----    -----
Gross Income (Loss)                 $1,410    $(298)    $1,519    $179    $  (7)
Rentals                                 14       14         16      11       12
                                    ------    -----     ------    ----    -----
Earnings (Loss)                      1,424     (284)     1,535     190        5
                                    ------    -----     ------    ----    -----
Gross Interest Expense                 358      301        193      96       82
Rentals                                 14       14         16      11       13
                                    ------    -----     ------    ----    -----
Fixed Charges                       $  372    $ 315     $  209    $107    $  95
                                    ------    -----     ------    ----    -----
Preferred Stock
 Dividends                               9       11         17      17       11
                                    ------    -----     ------    ----    -----
Combined Fixed Charges
 and Preferred Stock
 Dividends                          $  381    $ 326     $  226    $124    $ 106
                                    ------    -----     ------    ----    -----
Ratio of Earnings to
 Fixed Charges                        3.83      n/m       7.35    1.77     0.05
                                    ------    -----     ------    ----    -----
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends                            3.74      n/m       6.80    1.53     0.05
                                    ------    -----     ------    ----    -----

n/m - not meaningful

As a result of the Company's net loss in 2001, Anadarko's earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million. In 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.